

December 23, 2021

Linan Gong
Chairman
TMT Acquisition Corp.
500 Fifth Avenue
Suite 938
New York, NY 10110

      Re: TMT Acquisition Corp.
          Amendment No. 2 to Form S-1
          Filed December 10, 2021
          File No. 333-259879

Dear Mr. Gong:

We have reviewed your amended registration statement and have the following comment. In of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form S-1

Risk Factors
A recent joint statement by the SEC and PCAOB..., page 54

1.   We note your disclosure regarding the Holding Foreign Companies Accountable Act. Please further revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Liang Shih, Esq.